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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Schafran, Lawrence G.		Tarragon Realty Investors, Inc. (TARR)
	54 Riverside Drive, #14B	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 25, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10024 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/25/03				M			3,933	A	3.05

			04/25/03				M			3,576	A	4.47

			04/25/03				M			3,630	A	6.06

			04/25/03				M			3,630	A	5.71

			04/25/03				M			3,630	A	6.31

			04/25/03				M			3,300	A	7.99

			04/25/03				M			3,000	A	10.16		42,003		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option		3.05		04/25/03				M				3,933

	Stock Option		4.47		04/25/03				M				3,576

	Stock Option		6.06		04/25/03				M				3,630

	Stock Option		5.71		04/25/03				M				3,630

	Stock Option		6.31		04/25/03				M				3,630

	Stock Option		7.99		04/25/03				M				3,300

	Stock Option		10.16		04/25/03				M				3,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/01/97	12/31/06		Common Stock	3,933						(1)

	01/01/98	12/31/07		Common Stock	3,576						(2)

	01/01/99	12/31/08		Common Stock	3,630						(3)

	01/01/00	12/31/09		Common Stock	3,630						(3)

	01/01/01	12/31/10		Common Stock	3,630						(3)

	01/01/02	12/31/11		Common Stock	3,300						(4)

	01/01/03	12/31/12		Common Stock	3,000						(5)

									-0-		D

Explanation of Responses:

1. Original grant for 1,000 Shares of Beneficial Interest of National Income Realty Trust, a California business trust (the "Trust") at an exercise price of $12.00 per share has been adjusted for one 10% stock dividend paid by the Trust; the merger of the Trust with the Issuer, with the Issuer as the surviving entity at a ratio of 1.97 shares of common stock of the Issuer for each share of beneficial interest (the "Merger"); two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002; and the 3-for-2 stock split effective February 14, 2003.

2. Original grant for 1,000 Shares of Beneficial Interest of the Trust at an exercise price of $16.00 per share has been adjusted for the merger; two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002; and the 3-for-2 stock split effective February 14, 2003.

3. Options adjusted to reflect 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

4. Options adjusted to reflect 10% stock dividend paid by the Issuer on April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

5. Options adjusted to reflect the 3-for-2 stock split effective February 14, 2003.

/s/ Kathryn Mansfield for Lawrence G. Schafran	04/28/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.